O'Neil & Steiner, PLLC

P.O. Box 11067
Casa Grande, AZ 85130-1067

Phone (520) 836-7947
Fax (520) 836-7344

November 15, 2018

Re: Financial Statements

To Whom It May Concern,

Throwback Family Fun, LLC management has communicated their plans to initiate a crowdfunding process to acquire capital needed to move forward with their business plan.

Throwback Family Fun, LLC has not yet begun active trade or business.

As such, Throwback Family Fun, LLC has generated no revenue and has no financial statements for review to date.

The above information is the presentation of management, reasonably relied upon based on the facts and circumstances communicated to us. We have not audited or reviewed the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management.

Sincerely,

Judd Steiner